UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 3, 2025

Andretti Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42268	98-1792547
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Kimball Place, Suite 550, Alpharetta, GA	30009
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (770) 299-2201

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	POLEU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	POLE	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	POLEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof. Andretti shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Description of the Business Combination Agreement

On December 3, 2025, Andretti Acquisition Corp. II, a Cayman Islands exempted company (“Andretti” or “SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement” or “BCA”) with (i) StoreDot Ltd., an Israeli company limited by shares (together with its successors, the “Company” or “Store Dot”), (ii) XFC Battery Ltd., a newly-formed Israeli company limited by shares (“Pubco”) that is owned by a person affiliated with StoreDot, (iii) XFC Israel Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”) and (iv) XFC Cayman Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”, and together with Company Merger Sub, the “Merger Subs”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

Subject to its terms and conditions, the Business Combination provides that at the consummation of the transactions contemplated thereunder (the “Closing”), Company Merger Sub will merge with and into StoreDot, with StoreDot continuing as the surviving entity and a wholly owned subsidiary of Pubco (the “Company Merger”), immediately following the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a wholly owned subsidiary of Pubco (the “SPAC Merger”, and together with the Company Merger, the “Mergers”, and collectively with the other transactions contemplated by the BCA and the related ancillary documents, the “Transactions”). As a result of such Mergers, (i) all of the equity securities of StoreDot issued and outstanding immediately prior to the Company Merger shall automatically be cancelled and no longer be outstanding, in exchange for the right of each StoreDot shareholder to receive its pro rata share of the Merger Consideration (as defined below), (ii) all StoreDot options and warrants shall be assumed by Pubco (with equitable adjustments to the number and exercise price of such StoreDot options and warrants) with such assumed options and warrants exercisable into Pubco ordinary shares, (iii) all of the equity securities of SPAC issued and outstanding immediately prior to the SPAC Merger (other than shares that are redeemed by the SPAC’s public shareholders) shall automatically be cancelled and no longer be outstanding, in exchange for the right of each SPAC securityholder to receive a substantially equivalent security of Pubco, and (iv) SPAC and the Company shall become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company with its ordinary shares and former SPAC public warrants listed on Nasdaq (in each case, subject to Nasdaq approval and satisfying listing requirements for such securities).

 Transaction Consideration

According to the Business Combination Agreement, the total consideration to be paid by Pubco to the StoreDot security holders (including holders of options and warrants) at the Closing will be an amount (the “Merger Consideration”) equal to (i) $800.0 million plus (ii) the cash proceeds received by StoreDot after the date of the BCA and prior to the Closing pursuant to the Transaction Financing (as defined below). The Merger Consideration will be paid in Pubco ordinary shares, with each Pubco ordinary share valued at $10.00 per share. The options and warrants of StoreDot will be assumed by Pubco and included in the Merger Consideration on a net exercise basis.

Representations and Warranties

The BCA contains customary representations and warranties of SPAC, Pubco, Merger Subs and the Company as of the date of the BCA or other specified dates solely for the benefit of certain of the parties to the BCA, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the BCA or in information provided pursuant to certain disclosure schedules to the BCA. “Material Adverse Effect” as used in the BCA means, in short, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, operations, results of operations or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the Transactions, in each case subject to certain customary exceptions.

In the BCA, the Company made certain customary representations and warranties to SPAC and Pubco as of the date of the BCA and as of the Closing, including, among other things, with respect to (i) organization and qualification, (ii) capitalization of the target companies, (iii) authority, (iv) financial statements; undisclosed liabilities, (v) consents and requisite governmental approvals; no violations, (vi) permits, (vii) material contracts; no defaults, (viii) absence of changes, (ix) litigation, (x) compliance with applicable law, (xi) employee plans, (xii) environmental matters, (xiii) intellectual property, (xiv) suppliers and customers, (xv) privacy and data security, (xvi) labor matters, (xvii) insurance, (xviii) tax matters, (xix) brokers, (xx) real and personal property, (xxi) transactions with affiliates, (xxii) compliance with international trade and anti-corruption laws, (xxiii) governmental grants, and (xxiv) information supplied.

In the BCA, the SPAC made certain customary representations and warranties to the Company and Pubco as of the date of the BCA and as of the Closing, including among others, related to the following: (i) organization and qualification, (ii) capitalization, (iii) authorization, (iv) government approvals, (v) non-contravention, (vi) Securities and Exchange Commission (the “SEC”) filings and financial statements, (vii) absence of certain changes, (viii) compliance with laws, (ix) actions, orders and permits, (x) taxes, (xi) employees and employee plans, (xii) properties, (xiii) material contracts, (xiv) transactions with affiliates, (xv) the Investment Company Act of 1940, (xvi) finders and brokers, (xvii) anti-corruption laws, (xviii) insurance, (xix) information supplied and (xx) trust account.

In the BCA, Pubco and the Merger Subs made certain customary representations and warranties to SPAC and the Company with respect to Pubco and Merger Subs as of the date of the BCA (or as of the date of the execution of the joinder agreement, with respect to SPAC Merger Sub) and as of the Closing, including among others, representations and warranties related to the following: (i) organization and qualification, (ii) capitalization, (iii) authorization, (iv) government approvals, (v) non-contravention, (vi) ownership of merger consideration shares, (vii) activities of Pubco and the Merger Subs, (viii) finders and brokers, (ix) the Investment Company Act of 1940 and (x) information supplied.

Each party’s representations, warranties and pre-Closing covenants contained in the BCA do not survive the Closing, and no party has any post-Closing indemnification obligations. Only the covenants and agreements of the parties to be performed after the Closing will survive the Closing, with such covenants and agreements surviving until fully performed. The BCA does not permit recourse against anyone other than the parties to the BCA.

Covenants

In addition to customary covenants regarding the conduct of their respective businesses, efforts, access, confidentiality and public announcements, notice of breaches, no insider trading, D&O indemnification, SPAC public filings, Nasdaq listing, U.S. and Israeli tax matters, use of trust account proceeds, and other customary covenants, the parties agreed to the following covenants:

●	The Company will use its reasonable best efforts to deliver to SPAC PCAOB audited annual financial statements for its fiscal years ended December 31, 2024 and December 31, 2023 and its PCAOB reviewed interim financial statements for the six-month period ended June 30, 2025 (together the “PCAOB Financials”), as soon as practicable after the date of the BCA and prior to certain specified dates. Additionally, during the period from the signing of the BCA through the Closing, the Company will deliver to SPAC monthly, quarterly and annual unaudited income statements and balance sheets of the Company and its subsidiaries for the period from December 31, 2024 through each such calendar month, quarterly period of fiscal year, in each case accompanied by a certificate of the Company’s chief financial officer.

●	Each party is subject to a “no shop” between signing and Closing and will not be allowed to solicit or discuss competing transactions with other potential parties.

●	The parties will promptly prepare and file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Pubco securities to be issued in replacement of SPAC and Company securities, and the SPAC proxy statement that will be contained therein (the “Proxy Statement”) for the purpose of soliciting proxies from SPAC’s shareholders for the matters to be acted upon at a shareholders’ meeting to be called for SPAC shareholders to vote on, among other matters, the BCA and the Transactions. As part of the Registration Statement, Pubco will approve and adopt, subject to SPAC shareholder approval, a new incentive equity plan with total awards equal to 10% of the outstanding shares of Pubco immediately after the Closing (less the number of assumed options from StoreDot) and otherwise in a form to be reasonably agreed upon by the Company and SPAC. The SPAC board of directors will not be able to change its recommendation that SPAC shareholders approve the BCA and the Transactions and related matters (the “Board Recommendation”), except as required by fiduciary duties (including after giving a chance to the Company to revise the terms of the BCA so that the change in Board Recommendation is no longer required).

●	The Company will call a shareholder meeting as soon as practicable after the Registration Statement has become effective and use its reasonable best efforts to have its shareholders approve the BCA and related matters.

●	The Pubco board of directors after the Closing will consist of six (6) directors, to be composed as follows: (i) up to five (5) directors designated by the Company prior to the Closing, and (ii) one (1) director designated by the Sponsor prior to the Closing (the “Sponsor Director”). A majority of the directors of the Pubco board of directors following the Closing will qualify as independent directors under applicable Nasdaq rules. The Pubco board will be a classified board with three (3) classes of directors each serving three (3) year terms after their initial term, with the Class I directors (consisting of two (2) directors) initially serving a one-year term, Class II directors (consisting of two (2) directors) initially serving a two-year term and Class III directors (consisting of two (2) directors) initially serving a three-year term. The Sponsor Director will serve as a Class III director.

●	The Company, SPAC and Pubco will use their reasonable best efforts to seek and, as promptly after the date of the BCA as possible, enter into and consummate securities purchase agreements(s), subscription agreements or other financing agreement(s) on such terms and conditions and in such form(s) that are agreed to by the Company, SPAC and Pubco (such agreement not to be unreasonably withheld, delayed or conditioned) (the “Bridge Financing Agreements”) with certain accredited investors reasonably acceptable to the Company and SPAC (the “Bridge Financing Investors”) for an aggregate investment amount into the Company equal to at least $5.0 million (such financing, the “Bridge Financing”).

●	The Company and Pubco will use their reasonable best efforts to enter into financing agreements (any such agreements, the “Additional Financing Agreements” and, together with the Bridge Financing Agreements, the “Financing Agreements”) for binding commitments for aggregate cash proceeds to be funded to SPAC, Pubco or the Company of at least $32.0 million (when aggregated with the amount of cash proceeds of the Bridge Financing), plus certain specified transaction fees of both SPAC and the Company, on such terms and structuring (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as Trust Account non-redemption or backstop arrangements or as a committed equity line facility or otherwise), and using such strategy, placement agents and approach, as SPAC and the Company shall mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) (collectively, the “Additional Transaction Financing” and, together with the Bridge Financing, the “Transaction Financing”).

●	The Company will use its reasonable best efforts to cause certain specified individuals, including the Company’s chief executive officer and chief financial officer, to enter into amended employment agreements, effective as of the Closing, with Pubco in form and substance reasonably acceptable to the Company and SPAC (the “Employment Agreements”).

●	The Company will use its reasonable best efforts to obtain Lock-Up Agreements from the Locked-Up Company Security Holders (as defined below) as promptly as practicable after the signing of the BCA.

Conditions to Closing

The BCA is subject to customary Closing conditions, including (i) receipt of SPAC shareholder approval, (ii) receipt of Company shareholder approval, (iii) completion of any antitrust expiration periods, as applicable, (iv) receipt of any specified third party and governmental authority consents, (v) no law or order preventing the Transactions, (vi) no material uncured breach by the other party of its representations, warranties, covenants and agreements under the BCA, (vii) the Pubco ordinary shares having been approved for listing on Nasdaq, (viii) no occurrence of a material adverse effect which is continuing and uncured with respect to SPAC, Company or Pubco, (ix) Pubco’s qualification as a foreign private issuer under the Securities Exchange Act of 1934, as amended, (x) that the Registration Statement will have been declared effective by the SEC, (xi) the members of the post-Closing Pubco board of directors will have been appointed in accordance with the BCA, (xii) Pubco will have amended and restated its organizational documents in substantially the form attached to the BCA, (xiii) the parties will have entered into the Amended and Restated Registration Rights Agreement (as defined below) to have Pubco assume the registration obligations of SPAC under the original registration rights agreement and have such rights apply to Pubco’s securities, and to add thereto certain Company security holders that are expected to be officers, directors or affiliates of Pubco immediately after the Closing in order to provide them with registration rights with respect to the Pubco ordinary shares received in the Company Merger, (xiv) receipt of the Employment Agreements, (xv) SPAC having received Lock-Up Agreements from all Locked-Up Company Security Holders and such Lock-Up Agreements and the Insider Letter Amendment (as described below) and the Sponsor Letter Agreement (as described below) being in full force and effect as of the Closing, (xvi) the receipt of certain Israeli tax rulings and Israeli securities laws rulings and (xvii) the conclusion of statutory merger waiting periods under Israeli law.

The Company’s obligation to complete the Closing is also subject to a minimum cash condition (the “Minimum Cash Condition”) requiring that, upon Closing, SPAC will have an aggregate amount of cash and cash equivalents, including funds remaining in the trust account, after redemptions, that when added to the aggregate proceeds of all Transaction Financing (including the Bridge Financing), whether received by SPAC, Pubco or the Company or its subsidiaries, in each case, prior to giving effect to the payment of any expenses of any party (including the satisfaction of any SPAC liability), is at least equal to $32.0 million plus certain specified transaction fees of both SPAC and the Company.

Termination

In addition to termination by mutual written consent of SPAC and the Company, the BCA provides for termination, in each case by written notice from the terminating party to the other party: (i) by either party if the conditions to the Closing have not been satisfied (except as the result of an uncured breach by the terminating party or its affiliates) or waived and the Closing does not occur by June 3, 2026 (the “Outside Date”); (ii) by either party if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable (except as the result of an uncured breach by the terminating party or its affiliates); (iii) by either party for the other party’s (or its affiliates) uncured material breach of its representations, warranties, covenants or agreements set forth in the BCA such that the related Closing condition would not be satisfied (except where the terminating party or its affiliate is then in uncured material breach); (iv) by SPAC if there has been an event after the signing of the BCA that has had a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, or Pubco and its subsidiaries, taken as a whole, which is uncured and continuing; (v) by the Company if there has been an event after the signing of the BCA that has had a Material Adverse Effect on SPAC and its subsidiaries, taken as a whole, which is uncured and continuing; (vi) by the Company if SPAC publicly changes its board recommendation or fails to include the board recommendation in the Registration Statement; (vii) by either party if the SPAC shareholders do not approve the BCA and related proposals at the extraordinary general meeting of SPAC shareholders; (viii) by SPAC if the Company does not deliver voting agreements from each 5% shareholder and officer and director of the Company by 10 business days from the date of the BCA; (ix) by SPAC if (a) the Company has not delivered the draft PCAOB Financials to SPAC within sixty (60) days after the date of the BCA or the final PCAOB Financials are not delivered when the parties are ready to otherwise file the Registration Statement or (b) the PCAOB Financials, when delivered, are materially and adversely different from the financial statements previously provided by the Company to SPAC; (x) by the Company if a Bridge Financing of at least $5.0 million has not been consummated by December 20, 2025; or (xi) by the Company if binding commitments for Transaction Financing (including Bridge Financing) sufficient to satisfy the Minimum Cash Condition have not been executed by January 10, 2026 (which right springs back into effect if at any time thereafter, the condition is not met).

There is no termination fee, but each party will continue to be liable after termination of the BCA for any willful breach or fraud claim prior to such termination. Each party will bear its own expenses if the transaction does not close.

Trust Account Waiver

Each of the Company, Pubco, Company Merger Sub and SPAC Merger Sub has agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account (including any distributions therefrom) held for its public shareholders. They have further agreed not to assert, and have waived any right to assert, any claim against the trust account (including any distributions from the trust account to SPAC’s public shareholders).

Governing Law and Jurisdiction

The Business Combination Agreement is governed by Delaware law, without giving effect to the conflict of laws principles. All actions arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware State or federal court) (or in any appellate court thereof).

Related Agreements

Insider Letter Amendment

Simultaneously with the execution of the BCA, the Sponsor, SPAC, Pubco and Andretti’s directors and officers entered into an amendment to the letter agreement entered into at the time of Andretti’s initial public offering (the “Insider Letter”), pursuant to which, among other matters, effective as of the Closing (i) Pubco will assume and be assigned the rights and obligations of SPAC under the Insider Letter, and (ii) the lock-up period applicable to the Pubco ordinary shares issued in exchange for the SPAC’s Class B ordinary shares pursuant to the BCA will be identical to the lock-up period set forth in the Lock-Up Agreement (as defined below) of six (6) months after the Closing.

Sponsor Letter Agreement

Simultaneously with the execution and delivery of the BCA, the Sponsor and Pubco entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed, among other matters, to vote all of its SPAC ordinary shares in favor of the Shareholder Approval Matters and to waive certain of the anti-dilution rights of its Class B ordinary shares of SPAC.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Pubco, the Sponsor, BTIG, LLC, the representative of the underwriters in the SPAC’s initial public offering, and certain Company Security Holders will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) that will amend and restate the registration rights agreement entered into at the time of Andretti’s initial public offering, pursuant to which, among other matters, (i) Pubco will assume the registration obligations of Andretti under such registration rights agreement, with such rights applying to the Pubco ordinary shares and (ii) such Company Security Holders will be granted equal registration rights thereunder.

Lock-Up Agreement

As promptly as practicable after the execution of the BCA, the Company Security Holders that (i) will be, as of immediately following the Closing, officers or directors of the Company or Pubco, or (ii) are as of the date of the BCA, or as of immediately prior to the Closing will be, holders of at least two percent (2%) of the Company’s issued and outstanding shares on a fully diluted basis (collectively, the “Locked-Up Company Security Holders”) will enter into a lock-up agreement with SPAC and Pubco (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, each Locked-Up Company Security Holder will agree not to (i) lend, offer, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Pubco ordinary shares to be received by such holder in the Transactions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Pubco ordinary shares to be received by such holder in the Transactions, or (iii) publicly announce the intention to do any of the foregoing, for a period commencing from the Closing and ending on the date that is six (6) months after the Closing.

Voting Agreements

As promptly as practicable and, in any event within ten business days following the execution of the BCA, the Company will cause each director and officer of the Company and each Company Shareholder beneficially owning at least five percent (5%) of the Company on a fully-diluted basis (collectively, the “Requisite Holders”) to enter into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, each Requisite Holder will agree to vote its shares in favor of the adoption of the Business Combination Agreement, the ancillary documents, and any amendments to StoreDot’s organizational documents in connection therewith, subject to certain customary conditions. Each Requisite Holder will also agree to take certain other actions in support of the Business Combination Agreement and related transactions (and any actions required in furtherance thereof) and refrain from taking certain actions that would adversely affect such holders’ ability to perform their obligations under the Voting Agreement. Pursuant to the Voting Agreement, the Requisite Holders will also agree not to transfer their shares of StoreDot during the period from and including the date of the Voting Agreement and the first to occur of the date of Closing or the date on which the Voting Agreement is terminated.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, Insider Letter Amendment, Sponsor Letter Agreement, Form of Amended and Restated Registration Rights Agreement, Form of Lock-Up Agreement and Form of Voting Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and the terms of which are incorporated by reference herein.

Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements. These statements are based on various assumptions and on the current expectations of StoreDot’s and Andretti’s management and are not predictions of actual performance. These include statements regarding the potential of StoreDot’s battery solutions, the rate of adoption of electric vehicle technology in general and specific battery technology in particular, the size and growth of StoreDot’s addressable markets, StoreDot’s pathway to embedded commercialization, and the ability of the parties to complete the Business Combination on the timing and terms indicated or at all; therefore, you are cautioned not to place undue reliance on them. The outcome of any forward-looking statement cannot be guaranteed, and actual results may differ materially from those projected. None of Pubco, Andretti, and StoreDot undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Pubco, Andretti and StoreDot use words such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. Such forward-looking statements are based on the expectations of Pubco, Andretti, or StoreDot, and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to: scientific and technological developments in the battery, electric vehicles and drone industries; StoreDot’s financial condition, including StoreDot’s ability to obtain the funding necessary to advance the development of its products and StoreDot’s cash runway; the size of the market opportunity for StoreDot’s products; StoreDot’s competitive position and the success of competing technologies that are or may become available; StoreDot’s anticipated research and development activities and projected expenditures; existing regulations and regulatory developments in applicable jurisdictions; the effect of global economic and political developments, including geopolitical tensions with China, Russia, and in the Middle East, on StoreDot’s business operations and financial condition; and StoreDot’s intellectual property position, including the scope of protection StoreDot is able to establish and maintain for its products. In addition, it is possible that Pubco, Andretti and StoreDot may not be able to consummate the Business Combination on the terms indicated herein or at all. If StoreDot and Andretti are not able to raise sufficient capital for the Business Combination to meet the minimum cash conditions in the Business Combination Agreement or if Andretti’s investors redeem an excess amount of capital held in trust, the Business Combination may not be consummated, or if consummated, StoreDot could have a capital deficit, which may require it to raise additional capital following the Business Combination, which in turn could cause dilution to existing investors. New factors emerge from time to time, and it is not possible for Pubco, Andretti, or StoreDot to predict all such factors, nor can Andretti, StoreDot, or Pubco assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. None of Pubco, Andretti, and StoreDot undertakes any obligation to update such forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K, except as required by law.

Additional Information

Pubco and StoreDot intend to file with the SEC the Registration Statement on Form F-4, which will include a preliminary proxy statement of Andretti and a prospectus in connection with the proposed Business Combination among Andretti, Pubco, StoreDot, and the other parties thereto pursuant to the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Andretti as of a record date to be established for voting on Andretti’s proposed Business Combination with StoreDot. SHAREHOLDERS OF ANDRETTI AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ANDRETTI’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ANDRETTI, STOREDOT, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Andretti Acquisition Corp. II, 100 Kimball Place, Suite 550, Alpharetta, GA.

Participants in the Solicitation

Pubco, Andretti, StoreDot, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Andretti in connection with the Business Combination. Andretti’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Andretti executive officers and directors in the solicitation by reading Andretti’s final prospectus filed with the SEC on September 5, 2024 in connection with Andretti’s initial public offering, Andretti’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 25, 2025 and Andretti’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of December 3, 2025, by and among Andretti, the Company, Pubco, SPAC Merger Sub and Company Merger Sub.
10.1	Insider Letter Amendment, dated as of December 3, 2025, by and among the Sponsor, Andretti, Pubco and the other parties thereto.
10.2	Sponsor Letter Agreement, dated as of December 3, 2025, by and among the Sponsor and Pubco.
10.3	Form of Amended and Restated Registration Rights Agreement.
10.4	Form of Voting Agreement.
10.5	Form of Lock-Up Agreement.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Andretti Acquisition Corp. II

By:	/s/ William M. Brown
Name:	William M. Brown
Title:	Chief Executive Officer

Dated: December 9, 2025